As filed with the Securities and Exchange Commission on May 11, 2016
Registration No. 333-199452

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
Amendment No. 2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Rich Cigars, Inc.
(Exact Name of Registrant as specified in its charter)

FLORIDA (State or jurisdiction of incorporation or organization)	2100 (Primary Standard Industrial Classification Code Number)	46-3289369 (I.R.S. Employer Identification No.)

5100 SW 103rd Street, Ocala, FL 34476 / phone (214) 702-8775
(Address and Telephone Number of Registrant's Principal
Executive Offices and Principal Place of Business)

Richard Davis, Chief Executive Officer, President and Chairman of the Board
5100 SW 103rd Street, Ocala, Florida 34476/ Phone (214) 702-8775
(Name, address and telephone number of agent for service)

Copies of communications to:
Michael A. Littman, Attorney at Law
P.O. Box 1839, Arvada, CO 80001/ Phone: (720) 530-6184

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[___]		Accelerated filer	[___]
Non-accelerated filer (Do not check if a smaller reporting company)	[___]		Smaller reporting company	[_X_]

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price[(1)]	Amount of Registration Fee
Common Stock for Distribution as an in kind distribution	158,080	$0.50	$79,040	$7.96 (2)(4)
Common Stock for resale from the Distributees of LLC and Shareholders	246,080	$0.50	$123,040	$12.39 (3)(4)

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(2) $0.67 of the Registration Fee was paid in October 2014.
(3) $2.86 of Registration Fee was paid in October 2014.
(4) $15.90 of Registration Fee was paid in May 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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(Subject to Completion)
PROSPECTUS

RICH CIGARS, INC.

We are registering:

(a) 158,080 common shares to be distributed to Distributees of RichKeys Enterprises, LLC
(b) 246,080 shares of common stock for resale by Distributees of the RichKeys Enterprises, LLC, and other shareholders. For purposes of Section 2(a)(11) of the Securities Act of 1933, RichKeys Enterprises, LLC is deemed an Underwriter.

We will **not** receive any proceeds from sales of shares by selling shareholders.

Our selling shareholders plan to sell common shares at $0.50, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time, or in private transactions at negotiated prices. There is no market price for the stock as of this date and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at $0.50 per share, based on a speculative concept unsupported by any other comparables.

This offering involves a high degree of risk; see "RISK FACTORS" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state or provincial securities commission, nor has the SEC or any state or provincial securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We intend to obtain a quotation for our stock in the future, but cannot make any assurances that we will be approved for such quotation by FINRA. An application has not yet been filed, nor is there any selected broker/dealer to file for quotation on our behalf as of yet. Our common stock is presently not quoted on any national securities exchange or the NASDAQ Stock Market or any other venue.

This offering will be on a delayed and continuous basis only after the distribution upon registration of stock to distributees and for sales of selling shareholders' shares, some of whom are distributees. The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders. (See "Description of Securities – Shares").

(1) This Registration Statement covers the distribution of shares by RichKeys Enterprises LLC to its members, who are also deemed selling shareholders hereunder (and underwriters) and resale thereafter, by our selling shareholders of up to 246,080 shares of common stock previously issued to such selling shareholders.

(2) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(a). Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by the price of the shares that were sold to our shareholders in a private placement memorandum. The price of $0.50 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTCQB at which time the shares may be sold at prevailing

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DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission ("SEC") is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The date of this Prospectus is May 9, 2016.

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TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN PROSPECTUS		Page No.
ITEM 1.	Front of Registration Statement and Outside Front Cover Page of Prospectus	
ITEM 2.	Prospectus Cover Page	
ITEM 3.	Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	4
ITEM 4.	Use of Proceeds	15
ITEM 5.	Determination of Offering Price	15
ITEM 6.	Dilution	15
ITEM 7.	Selling Security Holders	16
ITEM 8.	Plan of Distribution	19
ITEM 9.	Description of Securities	20
ITEM 10.	Interest of Named Experts and Counsel	20
ITEM 11.	Information with Respect to the Registrant	21
	a. Description of Business	21
	b. Description of Property	25
	c. Legal Proceedings	25
	d. Market for Common Equity and Related Stockholder Matters	25
	e. Financial Statements	26
	f. Selected Financial Data	27
	g. Supplementary Financial Information	27
	h. Management's Discussion and Analysis of Financial Condition and Results of Operations	27
	i. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	32
	j. Quantitative and Qualitative Disclosures About Market Risk	32
	k. Directors and Executive Officers	32
	l. Executive and Directors Compensation	34
	m. Security Ownership of Certain Beneficial Owners and Management	37
	n. Certain Relationships, Related Transactions, Promoters And Control Persons	37
ITEM 11 A.	Material Changes	37
ITEM 12.	Incorporation of Certain Information by Reference	38
ITEM 12 A.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	38
PART II – INFORMATION NOT REQUIRED IN PROSPECTUS		
ITEM 13.	Other Expenses of Issuance and Distribution	39
ITEM 14.	Indemnification of Directors and Officers	39

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, before making an investment decision. In this Prospectus, the terms "Rich Cigars," "Company," "we," "us" and "our" refer to Rich Cigars, Inc.

Overview

Our Company, Rich Cigars, was established in July 2013 to manufacture and distribute cigars under the Rich Cigars brand name. Our founders seek to create sales of high-quality, hand-rolled, premium cigars. Founder Alfred Rushing has been involved with the cigar industry for more than 20 years. Through Rich Cigars, he intends to introduce new styles of premium cigars to build sales of private label cigars. We intend to conduct our business principally in the U.S. through our own sales and marketing team.

Where You Can Find Us

We presently maintain our principal offices at 5100 SW 103rd Street, Ocala, FL 34476. Our telephone number is (214) 702-8775.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•A requirement to have only two years of audited financial statements and only two years of related MD&A;

•Exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•Reduced disclosure about the emerging growth company's executive compensation arrangements; and

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)2(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

For more details regarding this exemption, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies."

The Offering

Common stock offered by selling security holders is 246,080 shares of common stock. This number represents 51.6% of our current outstanding common stock (1). 158,080 common shares registered hereby to be distributed to Distributees of RichKeys Enterprises, LLC are included in this total.

Common stock outstanding before the offering is 471,080 as of March 21, 2016.

Common stock outstanding after the offering is 471,080.

Terms of the Offering: Our selling security holders will determine when and how they will sell the common stock offered in this prospectus. Our selling security holders may sell at a fixed price of $0.50 per share until our common stock is quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Termination of the Offering: The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

Trading Market: There is currently no trading market for our common stock. We intend to apply soon for quotation on the OTC Bulletin Board. We will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.

Use of Proceeds: We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Risk Factors: Our common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" beginning on page 6.

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Summary of Financial Information

The following summary financial data should be read in conjunction with "Management's Discussion and Analysis," "Plan of Operation" and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The statement of operations and balance sheet data as of and for the years ended December 31, 2015 and December 31, 2014 are derived from our audited financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes included in this prospectus.

The Summary Financial Information presented below is at December 31, 2015

	December 31, 2015	December 31, 2014
Total Assets	$32,351	$11,550
Current Liabilities	$1,408	$954
Shareholders' Equity (Deficit)	$32,351	$10,596

	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenues	$0	$0
Net Loss	$(74,716)	$(54,984)

As of December 31, 2015, the accumulated deficit was $(285,908). We anticipate that we will operate in a deficit mode and continue to sustain net losses for the foreseeable future.

RISK FACTORS

The shares of our common stock being offered for resale by the selling security holders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire amount invested in the common stock. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any Units. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, you may lose all or part of your investment. You should carefully consider the risks described below and the other information in this process before investing in our common stock.

RISKS RELATED TO OUR BUSINESS

LIMITED OPERATING HISTORY

There can be no assurance that our management will be successful in its attempts to implement the our business plan, build the corporate infrastructure required to support operations at the levels called for by our business plan or that we will generate sufficient revenues to meet expenses or to achieve or maintain profitability. We will encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

and other significant competitive and market dynamics.

OUR MANAGEMENT TEAM HAS NO EXPERIENCE OPERATING A PUBLIC COMPANY. ANY FAILURE TO COMPLY OR ADEQUATELY COMPLY WITH FEDERAL AND STATE SECURITIES LAWS, RULES OR REGULATIONS COULD SUBJECT US TO FINES OR REGULATORY ACTIONS, WHICH MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Members of our management team have no experience managing and operating a public company and may rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply with any federal or state securities laws, rules, or regulations may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in achieving either the effectiveness of a registration statement relating to the Securities being sold in this Offering or the development of an active and liquid trading market for our common stock.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We have incurred significant losses since our inception. We have funded these losses primarily through the sale of securities.

Based on our financial history since inception, in their report on the financial statements for the period ended December 31, 2015, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. We are a development stage company that has not commenced revenue. There is no assurance that any revenue will be realized in the future.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

IF WE NEED ADDITIONAL CAPITAL TO FUND OUR FUTURE OPERATIONS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR OPERATIONS.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake sufficient sales and business development efforts required to identify clients and assist them with asset acquisitions, development of their real estate projects or management of existing stabilized assets, which may result in a negative impact to our cash flow and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the Shares. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

YOU WILL EXPERIENCE DILUTION OF YOUR OWNERSHIP INTEREST BECAUSE OF THE FUTURE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK

If we raise additional capital subsequent to hereto through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, we may also have to issue securities that may have rights, preferences and privileges senior to our common stock. In the event we seek to raise additional capital through the issuance of debt or its equivalents, this will result in increased interest expense.

WE WILL DEPEND UPON MANAGEMENT BUT WE MAY AT TIMES HAVE LIMITED PARTICIPATION OF MANAGEMENT.

Our directors are also acting as our officers. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Consultants may be employed on a part-time basis under a contract to be determined.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business, except for Mr. Davis, is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 25 hours per week. Mr. Davis, President, CEO and a director, works full time pursuing the business plan of the Company and has been working with retail stores for product placement and distribution relationships, as well as spending up to 30 hours a week on product event planning for the Company. He has also been working with potential brand ambassadors of the Company, with the help of Mr. Saunders. Mr. Al Rushing, Vice President, Secretary, COO and a director, is an owner and operations manager at The Cigar Factory in New Orleans, LA, and spends approximately 20 hours a week on our company's business. Mr. Michael Rushing, Vice President of Sales and a director, is an Executive Team Leader at Target Corporation, and will spend approximately 40 hours per week on our company's business.

We will be dependent on several key members of its management and operations teams for the foreseeable future. In particular, we are dependent on Richard Davis as our president and Alfred Rushing, our Vice President, Secretary and Operation's Officer. The loss of the services of either executive could have a material adverse effect on our operations and prospects. At this time, we have no employment agreements with any of these individuals, though it is contemplated that the Company may enter into such agreements with certain of its key employees on terms and conditions usual and customary for its industry. We do not currently have any "key man" life insurance on any employees or officers.

WE MAY FACE DIFFICULTIES ESTABLISHING A NEW BRAND

Our principal business strategy is to develop the Rich Cigars brand name as a respected brand associated with the highest quality premium cigars. The marketing of luxury consumer goods such as high-quality, premium cigars is highly dependent on creating favorable consumer perception through well-orchestrated advertising and public relations. We will be expending a significant percentage of the proceeds of any future cash raises for advertising and promotional activities. The Company has little advertising experience, having spent only minimal amounts on such activities to-date. The Company's competitors have significantly greater advertising resources and experience and enjoy well-established brand names. There can be no assurance that our initial advertising and promotional activities will be successful in creating the desired consumer perception.

WE MAY REQUIRE ADDITIONAL FUNDING

We are highly dependent on the infusion of additional capital through other private placements or loans supporting ongoing operations and expansion. If we are not successful in obtaining subscriptions for this Offering it could be necessary to seek additional financing elsewhere or to materially curtail our expansion plans. There can be no assurance that such other financing would be available to us on satisfactory terms or at all. Failure to obtain such financing could materially impair our ability to increase sales and achieve profitability. See "USE OF PROCEEDS."

WE MAY BE ADVERSELY AFFECTED BY CHANGES IN THE REGULATION OF TOBACCO PRODUCTS

All manufacturers of tobacco products are subject to extensive and increasing regulation at the federal, state and local levels. These regulations have, for example, imposed labeling requirements, limited advertising of tobacco products, restricted smoking in public areas such as office buildings and restaurants and prohibited sales of tobacco products to minors. Proposals have been entertained to transfer regulation of tobacco products from the Federal Trade Commission to the Food and Drug Administration, which has expressed the intention to regulate tobacco products as an addictive "drug." There can be no assurance as to the content, timing or effect of future regulations on the federal, state or local levels or that such regulations would not have a material adverse effect on our business.

WE MAY FACE LITIGATION ISSUES SIMILAR TO THOSE IN THE CIGARETTE INDUSTRY

Manufacturers and distributors of tobacco products have been the subject of increasing litigation seeking to extend product liability to such companies for allegedly tobacco-related medical conditions of smokers. While such litigation has primarily centered on cigarettes, there can be no assurance that the increased popularity and visibility of cigars will not result in similar litigation against manufacturers and distributors of cigars. If we were to become a party to such litigation, either any finding of liability on our or the expense and diversion of management time in defending such litigation could have a material adverse effect on our Company.

Several large, well-financed competitors with long-standing brand recognition, successful histories of new product introductions and long-standing relationships dominate the market for the distribution of premium cigars with tobacco growers and distributors. We compete with well-established companies for sales to distributors and to consumers. While we believe that the rapidly expanding market for sales of premium cigars has created room for new competitors to achieve substantial sales and profits, there can be no assurance that we can compete successfully on price or in obtaining raw materials, building facilities and attracting and keeping skilled labor, which could result in material adverse effects on our business.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL MANUFACTURING AND IMPORTATION

Our operations are in Ocala, Florida, but the sources of our products and tobacco are located in Nicaragua. As such, we are subject to the risks of changes in social, political and regulatory climate inherent in foreign trade, including potential changes in either Nicaraguan or U.S. laws or regulations regarding foreign investment in and transfers of capital from Nicaragua. While we are not aware of any such social, political or regulatory changes, if such a change should occur, it could materially impair our operations and its financial condition.

WE WILL INCUR SIGNIFICANT COSTS TO BE A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE ABLE TO ABSORB SUCH COSTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect these costs to be approximately $50,000-$75,000 per year. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business operations.

WE ARE AN "EMERGING GROWTH COMPANY," AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO "EMERGING GROWTH COMPANIES" COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we expect and fully intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by exemptions and reduced disclosure requirements applicable to "emerging growth companies" and expect to continue to do so.

WE MAY NOT BE ABLE TO MEET THE FILING AND INTERNAL CONTROL REPORTING REQUIREMENTS IMPOSED BY THE SEC WHICH MAY RESULT IN A DECLINE IN THE PRICE OF OUR COMMON SHARES AND AN INABILITY TO OBTAIN FUTURE FINANCING.

As directed by Section 404 of the Sarbanes-Oxley Act, as amended by SEC Release No. 33-8934 on June 26, 2008, the SEC adopted rules requiring each public company to include a report of management on the company's internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company's financial statements may have to also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. We may be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

Of management's responsibility for establishing and maintaining adequate internal control over its financial reporting;

Of management's assessment of the effectiveness of its internal control over financial reporting as of year end; and

Of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Furthermore, our independent registered public accounting firm may be required to file its attestation on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we may not be able to comply timely with all of the requirements imposed by this rule. In the event that we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the SEC, which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

THE JOBS ACT ALLOWS US TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

OUR COMMON SHARES WILL NOT INITIALLY BE REGISTERED UNDER THE EXCHANGE ACT AND AS A RESULT WE WILL HAVE LIMITED REPORTING DUTIES WHICH COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

Our common shares are not registered under the Exchange Act. As a result, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the Exchange Act. In additional our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year. Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than either (i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act. As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder. Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD ON THE FIRST DAY OF OUR FISCAL YEAR.

Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, $10,000,000 in total assets and either more than 2,000 shareholders of record or 500 shareholders of record who are not accredited investors (as such term is defined by the Securities and Exchange Commission), in accordance with Section 12(g) of the Exchange Act). As long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease

OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS AT OUR EXPENSE AND LIMIT THEIR LIABILITY WHICH MAY RESULT IN A MAJOR COST TO US AND HURT THE INTERESTS OF OUR SHAREHOLDERS BECAUSE CORPORATE RESOURCES MAY BE EXPENDED FOR THE BENEFIT OF OFFICERS AND/OR DIRECTORS.

Our By-Laws include provisions that eliminate the personal liability of the directors of the Company for monetary damages to the fullest extent possible under the laws of the State of Florida or other applicable law. These provisions eliminate the liability of directors to the Company and its stockholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care. Under Florida law, however, such provisions do not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. These provisions do not affect a director's liabilities under the federal securities laws or the recovery of damages by third parties.

REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT AND COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002, INCLUDING ESTABLISHING AND MAINTAINING ACCEPTABLE INTERNAL CONTROLS OVER FINANCIAL REPORTING, ARE COSTLY AND MAY INCREASE SUBSTANTIALLY.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly. Additionally, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited technically qualified personnel we have may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act of 2010 and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, we anticipate that the expenses that will be required in order to adequately prepare for being a public company could be material. We estimate that the aggregate cost of increased legal services; accounting and audit functions; personnel, such as a chief financial officer familiar with the obligations of public company reporting; consultants to design and implement internal controls; and financial printing alone will be a few hundred limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE SUBJECT TO LITIGATION IN THE FUTURE WHICH COULD IMPACT THE FINANCIAL HEALTH OF THE COMPANY.

Currently there are no legal proceedings pending or threatened against the Company. However, from time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

RISKS RELATED TO OUR COMMON STOCK

THERE IS NO ASSURANCE OF A PUBLIC MARKET OR THAT OUR COMMON STOCK WILL EVER TRADE ON A RECOGNIZED EXCHANGE. THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is no established public trading marketing for our common stock and there can be no assurance that one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result holders of our securities may not find purchasers for our securities should they to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends in the foreseeable future, but will review this policy as circumstances dictate.

THE OFFERING PRICE OF THE COMMON STOCK IS ARBITRARY, AND THEREFORE SHOULD NOT BE USED AS AN INDICATOR OF THE FUTURE MARKET PRICE OF THE SECURITIES. THEREFORE, THE OFFERING PRICE BEARS NO RELATIONSHIP TO ANY ACTUAL VALUE, AND MAY MAKE OUR SHARES DIFFICULT TO SELL.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.50 per share for the shares of common stock was determined arbitrarily. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities

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OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

We may be subject now and in the future to the SEC's "penny stock" rules if our shares of common stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

ITEM 4. USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the distributees, or the selling security holders. All of the net proceeds from the sale of our common stock will go to the selling security holders as described below in the sections entitled "Selling Security Holders" and "Plan of Distribution". We have agreed to bear the expenses relating to the registration of the common stock for the selling security holders.

ITEM 5. DETERMINATION OF OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was determined arbitrarily. The offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Although our common stock is not listed on a public exchange, we intend to file to obtain a quotation on the OTCQB after the effectiveness of Registration hereof. In order to be quoted on the OTCQB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which supervises the OTC Market, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the liquidity of the market in general and the success, or lack thereof, of the business of the Company.

ITEM 6. DILUTION

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ITEM 7. DISTRIBUTION AND SELLING SECURITY HOLDERS

The common shares being offered for a) distribution by RichKeys Enterprises, LLC to its interest holders and b) for resale by the selling security holders and consist of 246,080 shares of our common stock (including 158,080 shares being distributed).

The following table sets forth the names of the selling security holders, after the distribution to its interest holders by RichKeys Enterprises, LLC the number of shares of common stock beneficially owned by each of the selling stockholders as of March 21, 2016 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

Under the RichKeys Enterprises LLC Operating Agreement, we intend to distribute the 158,080 shares of Rich Cigars in kind to RichKeys Enterprises, LLC interest holders upon registration. Some of our selling shareholders (RichKeys Enterprises distribution) will obtain their shares of our common stock from a Distribution in kind effective upon Registration hereunder as set forth in "A" below.

Distributor: RichKeys Enterprises LLC

Name of the Entity	Person With Voting Control	Number of Common Shares Being Registered	Affiliate of Company?
RichKeys Enterprises, LLC	Andre Crawford, Manager	158,080 (For Distribution upon Registration)	(a)(b)

(a) Yes, prior to distribution
(b) No, upon distribution.

All of the securities listed below are being registered in this Registration Statement for distribution, in kind, to Interest Holders of RichKeys Enterprises, LLC, which interest holder/distributees are listed in the table following

NAME OF CURRENT HOLDER	SECURITIES BY EACH SHARE-HOLDER BEFORE DISTRIBUTION	COMMON SHARES TO BE DISTRIBUTED FOR SHAREHOLDERS ACCOUNT	COMMON % OWNED UPON REGISTRATION (Before Distribution) (1)	SHARES OWNED AFTER DISTRIBUTION
RichKeys Enterprises, LLC	158,080	158,080	33. 6%	0%

Distributees from RichKeys Enterprises LLC	Number of Shares	Common % owned upon Registration (Before Distribution) (1)	Shares owned after Distribution (2)
Tiffany Brinston	2500	2.5%	3.1%
Lawaylon Brown	400	0	<1%
Lornando Brown	2000	0	<1%
Jeremy Moore	4000	0	<1%
Pam Moore	2080	0	<1%
M.J. Ned	8000	0	1.7%
Ryan Lee	400	0	<1%
Derrick Pittman	10000	0	2.1%
Byron Powell	1200	0	<1%
Michael Turner	1000	0	<1%
Jessica Ray	250	0	<1%
Brian Moore	2000	0	<1%
William Hicks Jr.	50000	0	10.6%
William Hicks Sr.	50000	0	10.6%
William Hirschy	5000	0	1.1%
Joshua Jones	2600	0	<1%
Daniel McDonald	2000	0	<1%
William Robinson	500	0	<1%
Brian Stewart	12000	0	2.5%
Bobby Nicholson	1000	0	<1%
Vivian Logan	250	0	<1%
Keith Buckner	500	0	<1%
Austin Pettigrew	400	0	<1%
Total	**158,080**		**33.6%**

(1) Based on 471,080 shares outstanding as of March 21, 2016.
(2) Assuming sale or distribution of all shares registered hereby.

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Shares Registered for Resale

Distributees and Shareholders	Number of Shares	Common % owned upon Registration (Before Distribution)	Shares Registered Hereunder (1)
Tiffany Brinston	2500	2.5%	3.1%
Lawaylon Brown	400	0	<1%
Lornando Brown	2000	0	<1%
Jeremy Moore	4000	0	<1%
Pam Moore	2080	0	<1%
M.J. Ned	8000	0	1.7%
Ryan Lee	400	0	<1%
Derrick Pittman	10000	0	2.1%
Byron Powell	1200	0	<1%
Michael Turner	1000	0	<1%
Jessica Ray	250	0	<1%
Brian Moore	2000	0	<1%
William Hicks Jr.	50000	0	10.6%
William Hicks Sr.	50000	0	10.6%
William Hirschy	5000	0	1.1%
Joshua Jones	2600	0	<1%
Daniel McDonald	2000	0	<1%
William Robinson	500	0	<1%
Brian Stewart	12000	0	2.5%
Bobby Nicholson	1000	0	<1%
Vivian Logan	250	0	<1%
Keith Buckner	500	0	<1%
Austin Pettigrew	400	0	<1%
Al Rushing	25,000	16.5%	5.3%
Richard Davis	37,500	27.1%	8.0%
Tiffany Brinston	12,000	2.5%	3.1%
Marc Miranne	1000	<1%	<1%
Mike Rushing	12,500	10.6%	2.7%
Total	**246,080**		**52.2%**

(1) Based on 471,080 shares outstanding as of March 21, 2016.

RichKeys Enterprises LLC is managed by Andre Crawford. It was founded in 2012 to seek funding for another venture which was not completed, and it subscribed for the shares being registered herein.

None of the above listed shareholders are registered broker-dealers or are associates of a registered broker-dealer. None of the above listed shareholders are affiliates of any registered broker-dealers.

ITEM 8. PLAN OF DISTRIBUTION

Upon effectiveness of this registration statement, of which this prospectus is a part, our existing selling shareholders may sell their securities at market prices or at any price in privately negotiated transactions.

Our distributor RichKeys Enterprises, LLC is deemed an underwriter, within the meaning of Section 2(a)(11) of the Securities Act, in this registration as to the distribution.

Our selling shareholders may be deemed underwriters in this registration.

The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our selling security holders may sell some or all of their shares at a fixed price of $0.50 per share until our shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on the OTCQB, shareholders may sell their shares in private transactions to other individuals. Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCQB concurrently with the filing of this prospectus. In order to be quoted on the OTCQB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which supervises the OTC Markets, nor can there be any assurance that such an application for quotation will be approved. However, sales by selling security holder must be made at the fixed price of $0.50 until a market develops for the stock.

Once a market has developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders, who may be deemed to be underwriters, directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

- ordinary brokers transactions, which may include long or short sales,
- transactions involving cross or block trades on any securities or market where our common stock is trading,
- through direct sales to purchasers or sales effected through agents,
- through transactions in options, swaps or other derivatives (whether exchange listed of otherwise), or
- any combination of the foregoing.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. None of the selling security holders are broker-dealers or affiliates of broker dealers.

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broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer or agent relating to the sale or distribution of the shares. We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $40,000. We have already paid legal and accounting fees of over $30,000 with our capital. We intend to pay any remainder of expenses of the registration of the shares with capital raised through private offerings or through revenues that may be generated from our business activities.

ITEM 9. DESCRIPTION OF SECURITIES

General

We are authorized to issue an aggregate number of 200,000,000 common shares of capital stock.

Common Stock

We are authorized to issue 200,000,000 shares of common stock. Currently we have 471,080 shares of common stock issued and outstanding as of December 31, 2015.

Each share of common stock shall have one (1) vote per share for all purposes. Our common stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of Board of Directors.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

Currently we do not have a stock transfer agent. However, upon filing this Registration Statement, we do intend to engage a transfer agent to issue physical certificates to our shareholders.

ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements as of December 31, 2015 included in this prospectus and the registration statement have been audited by Pritchett, Siler and Hardy PC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT

a. DESCRIPTION OF BUSINESS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this document, including in the documents incorporated by reference into this report, includes some statements that are not purely historical and that are "forward-looking statements." Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "would" and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this document are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties' control) or other assumptions.

DESCRIPTION OF BUSINESS

Overview

We were incorporated on July 29, 2013 under the laws of the state of Florida. Rich Cigars was established to manufacture and distribute cigars under the Rich Cigars brand name. The Company's founders seek to create a cigar that would appeal to aficionados of high-quality, hand-rolled, premium cigars. Founder Alfred Rushing has been involved with the cigar industry for more than 20 years. Through Rich Cigars, he intends to introduce new styles of premium cigars to build sales of private label cigars. The Company intends to conduct its business principally in the U.S. through its sales and marketing team.

OUR BUSINESS

We intend to contract with a Nicaraguan supplier for the manufacture of hand rolled cigars and market in the U.S in both units and dollars sales of brand name premium cigars (imported, hand-made or hand-rolled cigars made with Cuban seed long leaf filler and all natural tobacco leaf). We intend to produce at least six premium lines for sales in the U.S. We believe that higher priced branded premium cigars constitute the fastest growing Segment of the enact smoking bans.

We believe that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the improving image of cigar smoking resulting from increased publicity plus social media, including the success of cigar publications and the visibility of cigar smoking by celebrities; (ii) the emergence of an expanding base of younger, highly educated, affluent adults age 25 to 45 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over the age of 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the opening of establishments, such as restaurants and clubs, and "cigar bars" where cigar smoking is encouraged, as well as other special events for cigar smokers.

We intend to use the following strategies, to move the business of the company forward:

BUILD MARKET SHARE IN THE U.S. PREMIUM SEGMENT.

We hope to penetrate the premium cigar market by:

(i) Creating market awareness and recognition of its cigar brands through advertising through social media and campaign marketing with twitter, Facebook, product placement ads, increased penetration of targeted retail outlets and professional sales management; (ii) developing and selling new premium cigars that carry well our brand name "Rich"; (iii) developing line extensions in higher price categories that leverage the premium brands. (iv) Employing a sales force and distribution channel of distribution to increase sales of the products.

DEVELOP "PREMIUM" CIGAR BUSINESS.

Our intentions are to seek to increase revenues in cigar business by focusing on higher price categories. We believe that the higher-end mass market segment can experience growth. We are attempting to capitalize on market growth by expanding o u r products such as our "Rich Cigar" and by developing similar higher-end flavor infused cigars under our "Rich" name.

IMPLEMENT PRODUCTION CAPACITY AND TOBACCO INVENTORY.

We intend to expand manufacturing relationships if volume demand occurs while maintaining high quality standards. Our intended contract supplier indicates it can absorb an increase in volume.

SELECTIVELY BROADEN CIGAR DISTRIBUTION CHANNELS. We intend to actively develop new channels and methods of distribution. With respect to premium cigars, we are pursuing opportunities in a number of developing distribution channels, including cigar bars and clubs, hotel shops, wine shops, restaurants and upscale specialty retail tobacco stores . With respect to mass market cigars, we are seeking to establish relations with new retailers by acting as the tobacco "category manager," assisting such retailers in increasing their sales of tobacco products.

MARKET OVERVIEW

Cigars have a long history in the US, with the public image of cigars tending to be of premium hand-rolled products, often from the Dominican Republic, Nicaragua or Cuba (although the latter have been illegal in the US since the 1960s), smoked by powerful, wealthy and usually older men. This perception changed somewhat in the 1990s, as the cigar industry attracted women and younger adults alike to try higher quality cigars.

Currently, machine-made cigars and cigarillos account for the bulk of the category volume sales, and tend to be purchased by a younger, less affluent demographic, and do not achieve the same status as their premium counterparts. Overall, cigar smoking is still more popular among men than women, although women have shown some growing interest in recent years.

Our management believes principal changes that can lead to growth in the premium cigar market cigar market are (1) the emergence of an expanding base of younger new cigar smokers, both male and female, a(5) increasing popularity of cigars among celebrities who are viewed as trend-setters, (3) continued media interest, especially through Cigar Aficionado magazine, (4) promotion of "cigar friendly" locations and (5) the increase in the population of people over 50 years in age, a group that has traditionally been viewed as consuming more luxury goods, including cigars.

PRODUCTS

The Vendetta line will consist of a Connecticut (Ecuador) wrapper, a Mexican binder and a Nicaraguan filler. The KingPin line will consist of a Sumatra wrapper along with a Mexican binder and a Nicaraguan filler. The God Father line will consist of a Broad Leaf Maduro wrapper, a Mexican binder and a Nicaraguan filler. The Billionaire line will consist of a Habano Rosado wrapper with a Mexican binder and a Nicaraguan filler.

We currently have taken time to perfect four different blends over the last year. We have produced 4,000 cigars, some of which are in the aging process to cure for the next 3-4 months while others are ready for sale. We have also produced bands for each cigar and boxes as well. Once cigars are aged they will be packaged and sold online for resale and in retail stores. We need funds as follows to implement the business plan over the next twelve months: $12,000 for storage of cigars and a retail location with a warehouse that we have prospected; and $10,000 for the production of 10,000 additional cigars at $1 each.

 SALES AND MARKETING

We have signed agreements with two independent sales representatives that will call on retail cigar outlets commencing on the east coast. We plan to sign on two additional sales representatives by the end of the first year of operation.

COMPETITION

We will be in competition with many large, well-financed competitors in the market for premium cigars. Each of these better known companies enjoys strong brand names and a history of successful product launches. These companies compete directly with us for consumer sales, as well for supplies of tobacco and marketing resources.

All of these companies have substantially greater capital resources, manufacturing, sales and marketing experience, and substantially longer and more extensive relationships with growers and long-standing brand recognition and

States. Federal law has required warning labels on cigarettes since 1965, though no such warnings have been required for cigars. Recent federal law enacted by Congress has required states applying for certain federal grants for substance abuse programs to adopt a minimum age of 18 for purchase of tobacco products and to establish elaborate enforcement programs to support this requirement. Legislation proposed but not enacted by Congress has sought to impose (1) bans on advertising of tobacco products or on the deductibility of such advertising expenses for federal tax purposes, (2) additional labeling, warnings or listings of additives, (3) preemption of state law to impose civil liabilities on manufacturers and distributors of tobacco products, (4) reimbursement to the federal government for health care costs incurred in connection with tobacco-related conditions and (5) regulation of tobacco products by the Food and Drug Administration as a possibly addictive "drug." Moreover, the Environmental Protection Agency has concluded that widespread exposure to so-called "secondary smoke" may present a serious and substantial public health concern. The impact of this finding and the EPA's authority to regulate "secondary smoke" are the subject of ongoing litigation.

Many states and local governments have passed statutes or ordinances severely limiting the types of establishments (such as restaurants and office buildings), and the areas within such establishments, in which persons may smoke, or have banned smoking.

We cannot predict the outcome of these legislative and regulatory initiatives or of litigation in the future. Presumably, the trend toward increased regulation will continue at all levels. Depending on these outcomes, there may be a materially adverse effect on the tobacco products industry in general and our Company in particular. See "RISK FACTORS."

EXCISE TAXES

Cigars have long been subject to federal, state and local excise taxes and it is frequently suggested that additional excise taxes be levied on such products to support various legislative programs. We are unable to predict whether significant increases in excise taxes on its products will be enacted in the future. Such increases were proposed by the Clinton Administration in 1993 to fund that administration's health care reform initiatives, but were not enacted by Congress. Imposition of significant increases in excise taxes could have a material adverse impact on the large cigar industry in general and our efforts in particular.

EMPLOYEES

We presently have 3 consultants including Messrs. Davis, Alfred Rushing and Michael Rushing, under hourly oral consulting agreements. There are no employees at this time.

DESCRIPTION OF PROPERTY

We do not own any property or patents or leases.

Our principal executive office is located at 5100 SW 103rd Street, Ocala, FL 34476, and our telephone number is (214) 702-8775. There is no lease on the premises the Company is occupying and it is not responsible for paying rent. It is furnished by Mr. Rushing free of charge.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary

apart. However, we can provide no assurance that our shares of common stock will be quoted on the OTCQB or, if quoted, that a public market will materialize.

Deleted: Pink Sheets

HOLDERS OF CAPITAL STOCK

As of the date of this registration statement, we had 8 holders of our common stock, prior to distribution of the RichKeys Enterprises, LLC shares to LLC Interest Holders.

RULE 144 SHARES

As of the date of this registration statement, we do not have any shares of our common stock that are currently available for sale to the public in accordance with the volume and trading limitations of Rule 144.

STOCK OPTION GRANTS

We do not have a stock option plan in place and have not granted any stock options at this time.

b. DESCRIPTION OF PROPERTY

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS/PATENTS

(a)	Real Estate.	None.
(b)	Title to properties.	None.
(c)	Oil and Gas Properties.	None.
(d)	Patents.	None.

c. LEGAL PROCEEDINGS

We anticipate that we (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations. As of this filing date, we are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

d. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Currently there is no public trading market for our stock, and we have not applied to have the common stock quoted for trading in any venue.

We might try to obtain a listing for our stock on an exchange in the future, but cannot make any assurances that we will be approved for such listing, as the exchanges have certain listing requirements that we would have to meet. Such listing requirements at a minimum include, but are not limited to:

Stockholders' equity of at least $4,000,000 and/or 2 years of operating history and/or pre-tax income of at least

than $5.00 per share and if the share price was to fall to such prices, that we wouldn't be subject to the Penny Stocks rules.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>Holders</u>

As of March 21, 2016, we have 8 stockholders of record of our common stock.

<u>Dividends</u>

As of the filing of this registration statement, we have not paid any dividends to stockholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Florida Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

e. FINANCIAL STATEMENTS

The following is a complete list of the financial statements filed as a part of this Report.

TABLE OF CONTENTS:

Report of Independent Registered Public Accounting Firm for the years ended December 31, 2014 and 2013   F-1

Report of Independent Registered Public Accounting Firm for the year ended December 31, 2015   F-2

Balance Sheet as of December 31, 2015 and 2014   F-3

Statements of Operations for the Periods Ended December 31, 2015 and 2014   F-4

Statements of Changes in Stockholder's Equity for the Periods Ended December 31, 2015 and 2014   F-5

Statements of Cash Flows for the Periods Ended December 31, 2015 and 2014   F-6

Notes to the Financial Statements   F-7 – F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Rich Cigars Inc.

We have audited the accompanying balance sheets of Rich Cigars Inc. as of December 31, 2014, and the related statements of operations, stockholders' equity (deficit), and cash flows for the periods then ended. Rich Cigars Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rich Cigars Inc. as of December 31, 2014, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses and negative cash flows since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion on the financial statements is not modified with respect to this matter.

/s/ Accell Audit & Compliance, PA

Tampa, Florida
July 10, 2015
Revised on March 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rich Cigars, Inc.
5100 SE 103rd Street
Ocala, FL 34476

We have audited the accompanying balance sheet of Rich Cigars, Inc. as of December 31, 2015 and the related statements of operations, changes in stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rich Cigars, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered continuing losses and has not yet established a reliable, consistent and proven source of revenue to meet its operating costs on an ongoing basis and currently does not have sufficient available funding to fully implement its business plan. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pritchett, Siler and Hardy PC

Pritchett, Siler and Hardy PC
Farmington Utah
March 28, 2016

Rich Cigars, Inc.
Balance Sheets

	December 31, 2015		December 31, 2014	
ASSETS				
Current assets:				
Cash and cash equivalents	$	7,056	$	-
Inventory		2,947		-
Prepaid expenses		12,498		1,274
Total current assets		22,501		1,274
Property and Equipment, net		9,850		10,276
Total assets	$	32,351	$	11,550
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	1,408	$	954
Total liabilities		1,408		954
Commitments and contingencies (See note 9)		-		-
Shareholders' equity:				
Common stock; no par value; 200,000,000				
shares authorized; 471,080 and 476,080 shares issued and				
outstanding at December 31, 2015 and 2014, respectively		316,851		238,040
Common stock subscription receivable		-		(16,252)
Additional paid in capital		-		-
Deficit accumulated		(285,908)		(211,192)
Total shareholders' equity		30,943		10,596
Total liabilities and shareholders' equity	$	32,351	$	11,550

Rich Cigars, Inc.
Statements of Operations

	Year Ended December 31, 2015		Year Ended December 31, 2014	
REVENUES	$	-	$	-
OPERATING EXPENSES				
Travel Expenses		31,946		4,090
Accounting and Audit		16,043		7,800
Professional Fees		7,187		21,226
Meals and Entertainment		6,433		1,815
Telephone Expense		3,145		3,302
Conferences and Conventions		2,154		-
Officer's Compensation		2,678		-
Marketing Expense		2,675		-
Other General and Administrative		2,029		3,396
Depreciation Expense		426		355
Consulting Fee		-		13,000
Total operating expenses		74,716		54,984
Operating Loss		**(74,716)**		**(54,984)**
Other Income		-		-
NET LOSS	$	**(74,716)**	$	**(54,984)**
Net loss per share applicable to common stockholders — basic and diluted	$	(0.16)	$	(0.22)
Weighted average number of shares outstanding – basic and diluted		472,135		244,894

Rich Cigars, Inc.
Statements of Shareholders' Equity

	Common Shares	Common Stock	Common Stock Subscription Receivable	Accumulated Deficit	Total Shareholders' Equity
BALANCE, December 31, 2013	175,080	$ 87,540	$ (81,508)	$ (156,208)	$ (150,176)
Shares issued for cash	1,000	500	-	-	500
Collection of subscriptions receivable	-	-	65,256	-	65,256
Accrued expenses converted to common stock	300,000	150,000	-	-	150,000
Net loss	-	-	-	(54,984)	(54,984)
BALANCE, December 31, 2014	476,080	238,040	(16,252)	(211,192)	10,596
Collection of subscriptions receivable	-	-	16,252	-	16,252
Treasury shares purchased	(5,000)	(2,500)	-	-	(2,500)
Shareholder contributions	-	81,311	-	-	81,311
Net Loss	-	-	-	(74,716)	(74,716)
BALANCE, December 31, 2015	471,080	$ 316,851	$ -	$ (285,908)	$ 30,943

Rich Cigars, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31, 2015	Year Ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (74,716)	$ (54,984)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	426	355
Change in assets and liabilities:		
Prepaid expenses	(11,224)	(1,274)
Inventory	(2,947)	-
Accounts payable and accrued expenses	454	778
Net cash used in operating activities	(88,007)	(55,125)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Expenditures for property and equipment	-	(2,131)
Net cash used in financing activities	-	(2,131)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Collection of subscription receivable	16,252	56,756
Proceeds from share issuance	-	500
Shareholder Contributions	81,311	-
Repurchase and cancellation of common shares	(2,500)	-
Net cash provided by financing activities	95,063	57,256
NET CHANGE IN CASH	7,056	-
CASH, beginning of period	-	-
CASH, end of period	$ 7,056	$ -
SUPPLEMENTAL DISCLOSURES:		
Accrued expenses converted to common stock	$ -	$ 150,000
Common Stock issued for services rendered	-	8,500

Rich Cigars, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

NOTE 1   **NATURE OF ORGANIZATION**

Rich Cigars, Inc. (the "Company") is a Florida Corporation incorporated on July 29, 2013, and was established to manufacture and distribute high-quality, hand rolled, premium cigars under the Rich Cigars brand name. The Company has branded custom cigars to be sold via the internet and through retail locations. The Company's primary operations are currently in the Ocala, Florida area, and management intends to conduct our business principally in the U.S. through our own sales and marketing team.

NOTE 2   **RECLASSIFICATION OF PRIOR YEAR PRESENTATION**

Certain prior year amounts have been reclassified for consistency with the current period presentation. Additionally, certain expense items have been broken out differently. Previously, the Company had netted its stock subscription receivables against common stock. In the current period the Company concluded that it was more appropriate to present these subscription receivables separately in the Balance Sheet and in the Statement of Shareholders' Equity. These reclassifications had no effect on the reported assets, liabilities, shareholders' equity, or results of operations. This change in classification does not materially affect previously reported cash flows from operations or from financing activities in the Statement of Cash Flows, and had no effect on the previously reported Statement of Operations for any period.

NOTE 3   **GOING CONCERN**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. As of December 31, 2015, the Company has incurred net losses of $285,908 since inception. This raises substantial doubt about the Company's ability to continue as a going concern.

Management's plans include raising capital through the equity markets to fund operations and eventually, the generating of revenue through its business; however, there can be no assurance that the Company will be successful in such activities. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classifications of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

<u>Basis of Presentation</u>
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting.

<u>Use of Estimates</u>

respectively.

Rich Cigars, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

<u>**Inventory**</u>

The Company records inventory at lower of cost or net realizable value which consists of ready-for-sale cigars and other accessories. Cost is determined using the first-in, first-out method. The Company had a balance in inventory of $2,947 and $0 at December 31, 2015 and December 31, 2014, respectively.

<u>**Property and Equipment**</u>

The Company records property and equipment at historical cost, and depreciates these assets using the straight-line depreciation method over the estimated useful lives of the respective assets. Estimated useful lives for major classes of depreciable assets are as follows:

Asset Class	*Estimated Useful Life*
Buildings	Up to 35 years
Leasehold improvements	Shorter of lease term or useful life of the improvement
Furniture, fixtures and office equipment	5 years
Computer hardware and software	3 years

Expenditures for additions and improvements over $1,500 that substantially extend the useful life of property and equipment or increase its operating effectiveness are capitalized. Repair and maintenance costs are expensed as incurred.

<u>**Revenue Recognition**</u>

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 13, *Revenue Recognition* and ASC 605-15-25, *Revenue Recognition*. The Company's net revenue is principally from the manufacturing and sales of high-quality, hand-rolled, premium cigars. In all cases, revenue is recognized when a sales transaction closes and the product is shipped or picked-up by the customer. The Company did not report any revenues for the years ended December 31, 2015 and 2014.

<u>**Cost of Goods Sold**</u>

The Company recognizes the direct cost of purchasing products for sale, including freight charges and packaging, as cost of goods sold in the accompanying Income Statement.

<u>**Shipping and Handling Costs**</u>

Shipping and handling costs to transport goods to customers are primarily paid directly by the customer.

<u>**Advertising and Promotion**</u>

The Company expenses advertising and promotion costs as incurred. The Company incurred advertising and promotion expenses of $2,125 and $0 during the years ended December 31, 2015 and 2014, respectively.

<u>**Earnings Per Share**</u>

Rich Cigars, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files income tax returns in the United States and Florida, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the Company's federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Management has evaluated tax positions in accordance with ASC 740, *Income Taxes,* and has not identified any significant tax positions, other than those disclosed. All of the Company's tax years since inception remain subject to examination by Federal and State jurisdictions.

NOTE 5   **Property and Equipment**

Property and Equipment consists of the following:

	December 31, 2015	December 31, 2014
Furniture and Equipment	$ 2,131	$ 2,131
Website Development Costs	8,500	8,500
Total Property and Equipment	10,631	10,631
Less Accumulated Depreciation	(781)	(355)
Property and Equipment, net	$ 9,850	$ 10,276

Rich Cigars, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

NOTE 6   TAXES

The components of income tax benefit for the periods ended are as follows:

	December 31, 2015	December 31, 2014
Current tax benefit	$ (28,093)	$ (20,674)
Change in valuation allowance	28,093	20,674
	$ -	$ -

The difference between income tax benefit computed by applying the statutory federal income tax rate to earnings before taxes for the periods ended are as follows:

	December 31, 2015	December 31, 2014
Pretax loss at federal statutory rate	$ (25,403)	$ (18,695)
State income benefit, net of federal benefit	(2,690)	(1,979)
Change in valuation allowance	28,093	20,674
	$ -	$ -

The components of deferred taxes are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets:		
Operating loss carryforwards	$ 107,728	$ 79,635
Less: Valuation allowance	(107,728)	(79,635)
	$ -	$ -

Rich Cigars, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

NOTE 7   **EQUITY**

In July 2013, the Company authorized the issuance of up to 200 million shares of common stock. Holders of the company's common stock are entitled to one vote at any shareholder's meeting for each share of stock they own as of the date of grant. All common shares are equal to each other with respect to voting, liquidation, and dividend rights. As of December 31, 2015 and December 31, 2014, the Company has issued and outstanding 471,080 and 476,080 shares of common stock, respectively.

In April 2014, the Company issued approximately 1,000 shares of the Company's common stock for $500. In May 2014, the Company issued 17,000 shares for the development of the Company's website, which is currently recorded in Website Development Costs (See Note 5). Additionally, in March 2014 the Company converted liabilities of $300,000 into 150,000 shares of the Company's common stock.

In March 2015, the Company repurchased 5,000 shares of the Company's outstanding common shares for $2,500. The shares have been cancelled and removed from the Company's reported Common Stock on the Balance Sheets.

As of December 31, 2015, the Company's CEO contributed $81,311 in the business to be used in the Company's regular activities. As of December 31, 2015, the Company has used these proceeds on the Company's operations and purchases.

NOTE 8   **RELATED PARTY TRANSACTIONS AND COMMITMENTS**

As of December 31, 2015 and December 31, 2014, the Company had unpaid stock subscriptions from a company formerly controlled by the Chief Executive Officer of the Company totaling $0 and $16,252, respectively. The outstanding balance of the subscription receivable was received on February 12, 2015.

NOTE 9   **COMMITMENTS AND CONTINGENCIES**

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, *Contingencies*. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2015, the Company is not aware of any contingent liabilities that should be reflected in the accompanying financial statements.

NOTE 10   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred through the date of the filing of the Company's second quarter of fiscal year 2015 Form 10-Q. No significant events occurred subsequent to the balance sheet date and prior

f. SELECTED FINANCIAL INFORMATION

Not applicable.

g. SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable.

h. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following plan of operation provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

Plan of Operations

We established Rich Cigars, Inc. on July 29, 2013 to manufacture and distribute cigars under the "Rich" Cigars brand name.

We may engage independent sales representatives to solicit retail cigar outlets on the east coast. We plan to sign sales representatives by the end of the first year of operation.

We are a development stage company, and to date, our development efforts have been focused primarily on the development and marketing of our business model. In addition, to date we have limited operating history for investors to evaluate the potential of our business development. As such, we have not built our customer base or our brand name. In addition, our sources of cash are not adequate for the next 12 months of operations. If we are unable to raise additional cash, we will either have to suspend or cease our expansion plans entirely.

Limited Operating History

We have generated no independent financial history and have not previously demonstrated that we will be able to expand our business. Our business is subject to risks inherent in growing an enterprise, including limited capital resources and possible rejection of our business model and/or sales methods.

Critical Accounting Policies and Estimates

While our significant accounting policies are more fully described in Note 1 to our financial statements for the year ended December 31, 2015 we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the

Basis of Presentation and Organization

Our Company, Rich Cigars, Inc. ("Rich Cigars" or the "Company") is a Florida corporation in the development stage and has barely commenced operations. The Company was incorporated under the laws of the State of Florida on July 29, 2013. Our business plan is to introduce a new brand of premium cigars and build sales of private labels to build sales of private label cigars.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, we consider all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Revenue Recognition

We are in the development stage and have yet to realize revenues from operations. We will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by our customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Loss per Common Share

Our basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Our fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. We have issued no dilutive financial instruments for the period from inception to date.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

We account for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes. It prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, we have applied a more-likely-than-not recognition threshold for all tax uncertainties. The guidance only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the various taxing authorities. The Company is subject to taxation in the United States. All of our tax years since inception remain subject to examination by Federal and state jurisdictions.

We classify penalties and interest related to unrecognized tax benefits as income tax expense in the Statements of Operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses for the period from July 29, 2013 (inception) through December 31, 2014, and for the condensed unaudited financial statements for the years ended December 31, 2015 and December 31, 2014. Actual results could differ from those estimates made by management.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Results of Operations

FOR THE PERIOD FROM JULY 29, 2013 (INCEPTION) TO DECEMBER 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2014

Revenue

For the period from July 29, 2013 (inception) to December 31, 2013 and the year ended December 31, 2014 we had no revenue.

Expenses

Expenses for the year ended December 31, 2014 totaled $54,984. Our expenses for the period July 29, 2013 (Inception) to December 31, 2013 were $156,208. The majority of the expenses incurred during the period consisted of general and administrative start-up costs.

Net Loss

As a result of the factors described above, our net loss on operations and capitalization from July 29, 2013 (inception) to December 31, 2014 was $54,984. July 29, 2013 (inception) to December 31, 2013 loss was $156,208.

Operating Loss

Our operating loss for the year ended December 31, 2014 was $54,984.

Net Loss

Our net loss for the year ended December 31, 2014 was $54,984.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. We have been funding our operations through the sale of our common stock.

- The cost of being a public company, and

- Capital expenditures to add additional technology.

Our net revenues are not sufficient to fund our operating expenses. At December 31, 2014, we had an inventory balance of $0 and working capital of $10,596. Our "burn rate" during this period was about $2,000 per month for cigar storage. We have used up our capital and must raise more capital in order to cover projected expenses.

FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED TO THE YEAR ENDED DECEMBER 31, 2014

Revenue

For the years ended December 31, 2015 and December 31, 2014 we had no revenue.

Expenses

Expenses for the years ended December 31, 2015 and December 31, 2014 totaled $74,716 and $54,984, respectively. The majority of the expenses incurred during the period consisted of general and administrative start-up costs.

Net Loss

As a result of the factors described above, our net loss on operations and capitalization for the years ended December 31, 2015 and December 31, 2014 were $74,716 and $54,984, respectively.

Operating Loss

Our operating loss for the years ended December 31, 2015 and December 31, 2014 were $74,716 and $54,984, respectively.

Net Loss

Our net loss for the years ended December 31, 2015 and December 31, 2014 were $74,716 and $54,984, respectively, including stock related compensation expenses.

Liquidity and Capital Resources

We have been funding our operations through the sale of our common stock. Our primary uses of cash have been for costs paid to third parties. All funds received have been expended in the furtherance of growing the business and establishing brand portfolios.

Our net revenues are not sufficient to fund our operating expenses. At December 31, 2015, we had an inventory balance of $2,947 and working capital of $21,093. Our current "burn rate" is currently about $2,000 per month for cigar storage and production. We have used up our capital and must raise more capital in order to cover projected expenses.

our common stock and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

We anticipate that depending on market conditions and our plan of operations, we may incur operating losses in the foreseeable future. Therefore, our auditors have raised substantial doubt about our ability to continue as a going concern.

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.

Our business plan for the next 12 months is outlined below:

Over the twelve month period starting upon the effective date of this registration statement, we intend to market our brand and begin to sell our products to retail cigar outlets.

If we are unable to build our customer base or gain any clients, we will cease our development and/or marketing operations until we raise money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds we will have to cease operations and investors would lose their entire investment. At the present time, we have not made any arrangements to raise additional cash. However, we intend to raise additional capital through private placements once we gain a quotation on the OTCQB, for which there is no assurance. If we need additional cash but are unable to raise it, we will either suspend marketing operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.

Deleted: Pink Sheets

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Contractual Obligations. On August 18, 2015, we entered into a material contract for marketing services with Reginald Saunders. 15,000 shares of common stock have been issued to Mr. Saunders, 7,500 shares coming from each of Mr. Al Rushing and Mr. Richard Davis. Additionally, Mr. Saunders will be compensated with 5,000 shares of our common stock after one year, and will be compensated with 5,000 additional shares after two years of the Effective Date, conditioned upon performance.

On November 16, 2015, we entered into a material contract for marketing services with James Cruz and Cruz Control Entertainment & Marketing Inc., a New York corporation. 30,000 shares of common stock have been issued to Mr. Cruz, but are not being registered hereunder. Additionally, Mr. Cruz will be compensated with 10,000 shares of our common stock after one year, and will be compensated with additional shares to bring Mr. Cruz's total interest in our Company to 10% on the second anniversary of the Effective Date.

Accell's reports on the Company's financial statements for the years ended December 31, 2014 and December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for a going concern qualification contained in its audit report for the fiscal years ending December 31, 2014 and December 31, 2013. The decision to change accountants was recommended and approved by the Company's Board of Directors. During the fiscal years ended December 31, 2014 and December 31, 2013 through the date hereof, the Company did not have any disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement.

j. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

k. DIRECTORS and EXECUTIVE OFFICERS

The following table sets forth the names and ages of officers and directors as of March 28, 2016. Our executive officers are elected annually by our Board of Directors. Our executive officers hold their offices until they resign, are removed by the Board, or his successor is elected and qualified.

Name	Age	Position
Richard Davis	33	CEO/President & Director
Alfred Rushing	51	Vice President, COO, Secretary & Director
Michael Rushing	30	Vice President of Sales & Director
Reginald Saunders	45	Senior Vice President of Marketing and Entertainment & Director

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years.

Richard Davis, President and Director

Mr. Davis, age 33, attended University of North Carolina from 2001 – 2005, where he studied Business Administration and Marketing. Mr. Davis has been President and Director of MainStreet Ventures from 2009 – 2014. Mr. Davis formerly controlled RichKeys Enterprises, LLC from November 2012 until September 2014. Mr. Davis has worked since 2014 as a financial consultant. Mr. Davis' experience in business and marketing qualifies him for the position with our company. Mr. Davis will spend approximately 40 hours per week on our company's business.

Alfred Michael Rushing, Vice President, Secretary and Chief Operating Officer and Director

Mr. Rushing, age 51, attended University of Detroit in 1980, and Miramar College in 1985 and received an Associates Degree. He has been an operations manager and owner at "The Cigar Factory" in New Orleans, LA from 2003 to present. This experience qualification is the basis for his participation in management of our company. Mr.

Deleted: 30

approximately 40 hours a week on our Company’s business.

Reginald Saunders, Senior Vice President of Marketing and Entertainment and Director

Formatted: Underline

Deleted: s

Mr. Saunders, age 45, has over twenty years of experience in public relations and marketing within the sports and entertainment industries. After attending Towson University from 1989-1992, he began his career with the Baltimore Orioles in public relations and community affairs, and subsequently transitioned to the NFL Washington Redskins, where he served as the Assistant Director of Public Relations and acted as owner Jack Kent Cooke's personal public relations official. Mr. Saunders then worked in the NFL League office in NY, NY where he was the Assistant Director of Youth Events and was responsible for sponsor’s activation with Gatorade Punt, Pass and Kick, the Ford Inner City Program for Youth, Jr. Player Development Program and the NFL Flag program presented by Nike. Additional experience within league offices was to come when he became involved with the National Basketball Association and the new NBDL (National Basketball Development League), where he was responsible for the league’s brand development and led the charge to market and gain valuable sponsorships and alliances that are still present throughout the league.

Mr. Saunders went to work in the entertainment industry with Midway Games as the Director of Licensing where he interpreted league licenses and contracts for cover athletes, and licensed musicians through major labels. Mr. Saunders then lead the marketing and communications firm, Bragman Nyman Cafarelli, where he assisted clients such as Jordan, T-Mobile, GM, Sony PlayStation and more. In 2007, Mr. Saunders joined the Jordan Brand, a division of Nike, and is now the Senior Director of Entertainment Marketing. Mr. Saunders is also an adjunct professor at University of Central Florida, Orlando Fla. and co-teaches an undergraduate business management class “The Role of Business Innovation and Entrepreneurship in Sport and Entertainment.” Mr. Saunders’ marketing experience and connections to the sports and entertainment industries qualify him to serve as a director of the Company. Mr. Saunders will spend approximately 30 hours a week on our Company’s business.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

l. EXECUTIVE AND DIRECTORS COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the period from July 29, 2013 (inception) through December 31, 2015:

SUMMARY COMPENSATION TABLE

SUMMARY EXECUTIVES COMPENSATION TABLE

Name & Position	Year	Contract Payments ($)	Bonus ($)	Stock awards (1) (2)(3)	Option awards ($)	Non-equity incentive plan compen-sation ($)	Non-qualified deferred compensa-tion earnings ($)	All other compen-sation ($)	Total ($)
Richard Davis, President/CEO, Director	2013	0	0	75,000	0	0	0	0	$37,500
	2014	0	0	0	0	0	0	0	$0
	2015	0	0	(7,500)	0	0	0	0	$(3,750)
Alfred Rushing, COO, V.P., Secretary & Director	2013	0	0	50,000	0	0	0	0	$25,000
	2014	0	0	0	0	0	0	0	$0
	2015	0	0	(7,500)	0	0	0	0	$(3,750)
Michael Rushing, V.P. of Sales & Director	2013	0	0	50,000	0	0	0	0	$25,000
	2014	0	0	25,000	0	0	0	0	$12,500
	2015	0	0	0	0	0	0	0	$0
Reginald Saunders, S.V.P. of Marketing and Entertainment & Director	2013	0	0	0	0	0	0	0	0

We made no individual grants of stock options to purchase our common stock to the executive officers named in the Summary Compensation Table for the period from July 29, 2013 (inception) through December 31, 2015.

Aggregated Option Exercises and Fiscal Year-End Option Value Table. There were no stock options exercised during period ending December 31, 2015 by the executive officers named in the Summary Compensation Table.

Long-Term Incentive Plan ("LTIP") Awards Table

We made no awards to named executive officers in the last completed fiscal year under any LTIP

Compensation of Directors

Our Directors are permitted to receive fixed fees and other compensation for their services as directors. Our Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

Directors Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Richard Davis(1) 2013	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
2014	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
2015	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
Alfred Rushing(1) 2013	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$ -0-
2014	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
2015	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
Michael Rushing (1) 2013	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$ -0-
2014	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
2015	$ -0-	$-0-	$ -0-	$ -0-	$ -0-	$-0-	$-0-
Reginald Saunders (1)(2) 2013	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-

(2) Mr. Saunders was appointed as an Officer and Director on October 1, 2015.

Employment Agreements

Currently, we do not have an employment agreement in place with our officers and directors. They act as consultants under oral agreements, on an hourly basis and bill the company monthly at an hourly rate of $50.00 per hour. We have two consultants, Mr. James Cruz and Mr. Reginald Saunders, with whom we have contracted for marketing services. Mr. Cruz and Mr. Saunders have been and will be compensated with shares of common stock, not registered hereunder.

m. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF MARCH 21, 2016

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding shares of common stock as of March 21, 2016, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly and the shareholders listed possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (2)
Common shares	Richard Davis, President, Chief Executive Officer & Director	127,500	27.1%
Common shares	Alfred Rushing, COO, Vice President, Secretary & Director	77,500	16.5%
Common shares	Michael Rushing, Vice President of Sales & Director	50,000	10.6 %
Common shares	RichKeys Enterprises, LLC	158,080	33.6%
Common shares	James Cruz	30,000	6.4%
Common shares	Reginald Saunders, S.V.P. of Marketing and Entertainment & Director	15,000	3.2%
Common shares	All Directors and Executive Officers as a Group (4 persons)	270,000	57.3%

(1) *The address of each person listed above, unless otherwise indicated, is c/o 5100 SW 103rd Street, Ocala, FL 34476.

(2) Based upon 471,080 shares issued and outstanding as of March 21, 2016 on a fully diluted basis.

n. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS

In March 2014, the Company issued 300,000 shares of its common stock to Richard Davis, Michael Rushing and Alfred Rushing, the founders, Directors and/or Officers for services with a fair value of $150,000 ($0.50 per share).

As of December 31, 2015, the Company's CEO contributed $81,311 in the business to be used in the Company's regular activities. As of December 31, 2015, the Company has used these proceeds on the Company's operations and purchases.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not Applicable.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Florida corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

[OUTSIDE BACK COVER PAGE OF PROSPECTUS]
Dealer Prospectus Delivery Requirements

RICH CIGARS, INC.

246,080 SHARES OF COMMON STOCK

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is March 28, 2016.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We have expended, or will expend fees in relation to this registration statement as detailed below:

Expenditure Item	Amount
Attorney Fees	$20,000
Audit Fees	$15,500
Transfer Agent Fees	$2,000
SEC Registration and Blue Sky Registration fees (estimated)	$1,000
Printing Costs and Miscellaneous Expenses (estimated)	$1,500
Total	**$40,000**

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the fullest extent permitted by the laws of the State of Florida, and our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney’s

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We were incorporated in the State of Florida on July 29, 2013. We issued 300,000 shares of common stock to our officers in June 2014 for services with a fair value of $0.50. These shares were issued in reliance on the exemption under Section 4a(2) of the Securities Act of 1933, as amended (the "Act"). These shares of our common stock qualified for exemption under Section 4a(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering, due to the insubstantial number of persons involved the offering, solely to officers for compensation manner of the offering and number of shares offered. In addition, the investors had the necessary investment intent as required by Section 4a(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4a(2) of the Securities Act of 1933 for this transaction.

We issued 15,000 shares of common stock to a consultant in August 2015, and 30,000 shares of common stock to a consultant in November 2015 with a fair value of $22,500. These 45,000 shares were issued in reliance on the exemption under Rule 701 of Section 3(b) of the Securities Act of 1933, as amended. These shares of our common stock qualified for exemption under Section 3(b) since the shares were issued pursuant to a contract, to a consultant for services, and the amount of shares were less than the maximum allowable under the exemption. The 45,000 shares were reallocated from shares that Mssrs. Rushing and Davis owned.

From inception 2013 to June 30, 2014 we sold through a Private offering a total of 177,080 shares of common stock to three unaccredited investors, at a price per share of $0.50 for an aggregate offering price of $88,540. The common stock issued in such offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933. In accordance with Section 230.106 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for these offerings based upon the following:

    (A) No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares.

    (B) At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an "investment company" within the meaning of the federal securities laws.

    (C) Neither we, nor any of our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securities, nor any promoter currently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

    (D) The offers and sales of securities by us pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.

Please note that pursuant to Rule 506, all shares purchased in the Regulation D Rule 506 offering to June 30, 2014 were restricted in accordance with Rule 144 of the Securities Act of 1933. In addition, each of these shareholders were either accredited as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act or sophisticated as defined in Rule 506 of Regulation D promulgated under the Securities Act.

Except for the underwriters disclosed herein in connection with this registration statement, we have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description	
3(i).1	Articles of Incorporation of Rich Cigars, Inc.	(1)
3(ii).1	Bylaws of Rich Cigars, Inc.	(1)
5.1	Opinion re: Legality	Filed Herewith
10.1	Contract for Marketing Services	(2)
10.2	Contract for Marketing Services	(2)
23.1	Consent of Attorney	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm	Filed Herewith
23.3	Consent of Independent Registered Public Accounting Firm	Filed Herewith

Deleted: Filed Herewith

Deleted: Filed Herewith

(1) Incorporated by reference from the exhibits included in the Company's Registration Statement No. 333-199452 on Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated October 16, 2014.

Deleted: ¶

(2) Incorporated by reference from the exhibits included in the Company's Registration Statement No. 333-199452 on Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated March 28, 2016.

ITEM 17. UNDERTAKINGS

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ocala, State of Florida, on May 10, 2016.

Deleted: March 2
Deleted: 8

RICH CIGARS, INC.

_____   May 10, 2016

Deleted: March 2
Deleted: 8

Richard Davis
(Chief Executive Officer, President, Chief Financial
Officer and Principal Accounting Officer and Principal
Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Title   Date

_____   May 10, 2016

Deleted: March 28

Richard Davis, President, Chief Executive Officer and Director

_____   May 10, 2016

Deleted: March 28

Alfred Rushing, Vice President, COO, Secretary and Director

_____   May 10, 2016

Deleted: March 28

Michael Rushing, Vice President of Sales and Director

_____   May 10, 2016

Deleted: March 28

Reginald Saunders, Senior Vice President of Marketing and Entertainment and Director

EXHIBIT 5.1
EXHIBIT 23.1

Michael A. Littman
Attorney at Law
P.O. Box 1839
Arvada, CO 80001
303-422-8127
malattyco@aol.com

May 10, 2016

Deleted: March 28

Rich Cigars, Inc.
5100 SW 103rd St.
Ocala, Florida 34476

Re: Amended Registration Statement on Form S-1/A for common shares of Rich Cigars, Inc.

Gentlemen:

At your request, I have examined Amended Registration Statement No. 333-199452 which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1/A (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of:

(a) 158,080 common shares to be distributed to Distributees of RichKeys Enterprises, LLC

(b) 246,080 shares of common stock for resale by Distributees of the RichKeys Enterprises, LLC, and other shareholders

In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

a. Articles of Incorporation of the Company, as amended to date;

b. Bylaws of the Company, as amended to date; and

c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

I express no opinion as to compliance with State Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Registration Statement in connection with the offering described therein.

This opinion covers only matters pertaining to Florida Revised Statutes and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.

Sincerely,

/s/Michael A. Littman

Michael A. Littman

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deleted: EXHIBIT 10.1¶
¶
MATERIAL CONTRACT FOR MARKETING SERVICES WITH ¶
JAMES CRUZ AND CRUZ CONTROL ENTERTAINMENT & MARKETING INC.¶
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EXHIBIT 10.2¶
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MATERIAL CONTRACT FOR MARKETING SERVICES WITH ¶
REGINALD SAUNDERS¶
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Form S-1/A Registration Statement of Rich Cigars, Inc. of our report dated March 29, 2016, relating to the financial statements of Rich Cigars, Inc. as of December 31, 2015 and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 2015 and to all references to our firm included in this Registration Statement.

/s/ Pritchett, Siler and Hardy PC

Pritchett, Siler and Hardy PC
Certified Public Accountants
May 11, 2016

| Deleted: March 28 |

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to the Registration Statement No. 333-199452 on Form S-1/A for Rich Cigars, Inc. of our report dated July 10, 2015, relating to our audit of the financial statements of Rich Cigars, Inc. appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the caption "Experts" in such Prospectus.

/a/ Accell Audit and Compliance, PA

Certified Public Accountants

May 10, 2016

Deleted: We hereby consent to the use in this Form S-1/A Registration Statement of Rich Cigars, Inc. of our report dated July 10, 2015, relating to the financial statements of Rich Cigars, Inc. as of December 31, 2014 and December 31, 2013, and to all references to our firm included in this Registration Statement. ¶

Deleted: March 28